SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

SITO Mobile, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 9 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A1	Page 2 of 9

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14		TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A1	Page 3 of 9

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[3]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14		TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A1

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On April 7, 2017, TAR Holdings delivered an advance notice to the Issuer (the “Advance Notice”) nominating a slate of three highly qualified director candidates, including Steven G. Singer, Wayne Barr, Jr. and Richard Ramlall (collectively, the “Nominees”), for election to the Board at the Issuer’s 2017 annual meeting of stockholders (the “Annual Meeting”). The Reporting Person believes that significant change to the composition of the Board is warranted given, among other things, (i) the significant underperformance of the Issuer, (ii) the turmoil at the Board and management level in recent months (including the stealing of corporate funds by the former CEO and CFO on the Board’s watch), (iii) the recent actions taken by the Board and management which are clearly designed to entrench themselves to the detriment of the Issuer’s stockholders (including the purported adoption by the Issuer of those certain Amended and Restated Bylaws (the “Amended Bylaws”) on March 23, 2017, and the Section 382 Tax Benefits Preservation Plan (the “Poison Pill”) on April 3, 2017), (iv) the refusal by the Board and management to engage in discussions with the Reporting Person on matters of significant importance to the Issuer’s stockholders (including refusing to provide a current and accurate analysis of the potential for an ownership change under Section 382 of the Internal Revenue Code), (v) the lack of ownership of Company securities by members of the Board and management, and (vi) the superior qualifications of the Reporting Person’s Nominees.

TAR Holdings has attempted to engage, and remains open to engaging, with the Board and management of the Issuer to reach a mutually agreeable resolution that would avoid the need for an election contest at the Annual Meeting. TAR Holdings will also request a waiver of the Poison Pill in order to purchase up to 19.9% of the Issuer’s common stock and plans on voting against ratification of the Poison Pill at the Annual Meeting.

TAR Holdings’ independent, highly qualified director candidates include:

Steven G. Singer. Mr. Singer has had a high-impact career, driving operating efficiencies and financially restructuring underperforming companies in a wide range of industries, including: high-security financial and identity transactions and documents, data storage and retrieval, complex web hosting and managed services, cable TV, beverages, energy, textiles, plastics, telecom, pharmaceuticals and other medical devices and products. Mr. Singer has a highly creative strategic mindset, underpinned by strong academic credentials – BA (Summa Cum Laude), University of Pennsylvania, Juris Doctor, Harvard Law School. Mr. Singer is reasonably conversant in Spanish and Portuguese. He has extensive international experience – having managed operating businesses and completed complex transactions in over 15 countries. He is also a frequent keynote/featured speaker at industry events.

Most recently, as Chairman and CEO of American Banknote Corporation, Mr. Singer gained extensive experience in mobile transactions in the telephony, payment and identity space. At American Banknote, Mr. Singer inherited a parent company in bankruptcy, in default of its debt covenants, with rapidly declining revenues, and in turmoil following a drastic devaluation in the Brazilian Real against the U.S. Dollar, which effectively halved revenues from its largest operating unit. Moreover, the company’s second largest business unit, in Australia, was also in bank default with total debt nearly 10 times EBITDA, its American subsidiary was suffering from a sharp decline in sales of its principal legacy product line, and its European unit lacked competitive scale.

•	Mr. Singer transformed the company into a technology-driven global leader in the development, enrollment, issuance and maintenance of secure transactions, documents and mobile solutions for identity, payment, health care and transit – virtually debt free, with sales approaching $300 million, high profits and strongly positive cash flow;

•	Mr. Singer sold a European subsidiary for 18 times earnings and renegotiated Australian debt with offshore banking syndicate;

•	Mr. Singer floated the Brazilian subsidiary on Brazilian stock market; and

•	Mr. Singer acquired and rapidly grew a business in China, to ensure lowest-cost production.

TAR Holdings selected Mr. Singer as a Nominee because he brings a wide range of experience in a variety of industries, including serving as a Chairman and CEO. In addition, as CEO of American Banknote, Mr. Singer gained extensive experience in mobile transactions in the telephony, payment and identity space.

Wayne Barr, Jr., age 53, is the principal of Oakleaf Consulting Group LLC, a management consulting firm focusing on technology and telecommunications companies, which he founded in 2001. Through Oakleaf, Mr. Barr provides assistance to a wide variety of clients in areas of corporate strategy and planning, mergers and acquisitions, as well as restructuring advice to those of his clients that are seeking to “right-size” their operations. Mr. Barr is also managing director of Alliance Group of NC, LLC, a full service real estate firm providing brokerage, planning and consulting services throughout North Carolina to a wide variety of stakeholders including landowners, developers, builders and investors, a position he has held since January 2013. In 2012, Mr. Barr co-founded IoSat Holdings Limited, a worldwide satellite capacity provider using proprietary technology. Mr. Barr currently serves as a director and General Counsel of IoSat. Mr. Barr has served as a director of HC2 Holdings, Inc. since January 2014, where he served as chair of the audit committee from January 2014 until June 2016. Mr. Barr also serves on the board of directors of Aviat Networks, Inc. (NASDAQ: AVN) and Concurrent Computer Corporation (NASDAQ: CCUR) and has served on the boards of directors of Anacomp, Leap Wireless International, NEON Communications and Globix Corporation. Mr. Barr has previously served on the boards of directors of Anacomp, Leap Wireless International, NEON Communications and Globix Corporation. Mr. Barr received his JD from Albany Law School of Union University and is admitted to practice law in New York State. He is also a licensed real estate broker in the state of North Carolina.

TAR Holdings selected Mr. Barr as a Nominee because he brings a wide range of experience serving as an executive, including serving as a director of other publicly traded companies. Mr. Barr also has knowledge regarding, and experience with, accounting matters.

Richard Ramlall, 61, is Vice President, Investor and Public Relations of Internap Corp. and provides investor relations, business planning and public relations services. Prior to such role, Mr. Ramlall was President of Ramlall Partners LLC, and provided investor relations, financial and regulatory due diligence and compliance, business development, strategic planning, and public relations consulting to public and private organizations. He also was selected to the 2014-2016 Advisory Board of the Washington Wizards NBA Franchise. Mr. Ramlall has served as a director of Evolving Systems, Inc. since March 2008, where he also served on the compensation and governance committees, and also served as the acting CFO of a private firm, Kika Holdings from March 2014 to December 2015, and as Senior Regulatory Adviser for Primus Telecommunications Group. Prior to his Senior Regulatory Adviser position with Primus, from November 2010 to August 2013, he served as Senior Vice President, Corporate Development and Chief Communications Officer of Primus Telecommunications Group, Incorporated, a leading provider of advanced communication solutions, including broadband Internet, traditional and IP voice, data, mobile services, collocation, hosting, and outsourced managed services to business and residential customers in the United States, Canada and Australia. From March 2005 to August 2010, he served as Senior Vice President, Strategic External Affairs and Programming at RCN Corporation, a leading broadband provider of video, data, and voice services to residential, business and commercial/carrier customers. Mr. Ramlall formerly served on the Alzheimer’s Association—National Capital Area Board of Directors from 2008-2012 and as a director on the boards of a number of private company. Mr. Ramlall holds an M.G.A. (Technology Management) and a B.S. in Business Administration from the University of Maryland.

TAR Holdings selected Mr. Ramlall as a nominee because of his years of experience serving as an executive, including operational, corporate development and mergers and acquisitions experience, as well as his service as a director of other publicly traded companies. Mr. Ramlall also has knowledge regarding, and experience with, investor relations and compliance and the cable industry.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 20,681,047 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 14, 2016.

A. TAR Holdings LLC

(a) As of the date hereof, TAR Holdings beneficially owns 2,100,718 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 10.16%

(b)   1. Sole power to vote or direct vote: 2,100,718

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,100,718

4. Shared power to dispose or direct the disposition: 0

(c)        Not applicable.

B. Ms. Singer

(a) As of the date hereof, Ms. Singer, as the sole Member of TAR Holdings, indirectly beneficially owns 2,100,718 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 10.16%

(b)   1. Sole power to vote or direct vote: 2,100,718

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,100,718

4. Shared power to dispose or direct the disposition: 0

(c)        Not applicable.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,100,718 shares of Common Stock, constituting approximately 10.16% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

Pursuant to letter agreements, TAR Holdings has agreed to indemnify each of Messrs. Singer, Barr Jr. and Ramlall against any and all claims of any nature arising from the nomination of the Nominees and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.1	Form of Indemnification Letter Agreement.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member